UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of DECEMBER, 2012

Commission File Number: 001-35278

PRIMERO MINING CORP.
(Translation of registrant's name into English)

Suite 1640, One Bentall Centre
505 Burrard Street, Box 24
Vancouver, British Columbia
V7X 1M6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On December 21, 2012, Primero Mining Corp. ("Primero") filed on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com a Material Change Report, dated December 21, 2012, announcing Primero's entering into of a definitive agreement with Cerro Resources NL ("Cerro") whereby Primero will acquire all of the issued and outstanding common shares of Cerro by way of a scheme of arrangement under the Australian Corporations Act 2001.

Copies of the filing(s) are attached to this Form 6-K and incorporated herein by reference, as follows:

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report announcing Primero's entering into of a definitive agreement with Cerro.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMERO MINING CORP.
(Registrant)

Date: December 21, 2012	By:	/s/ David Blaiklock
David Blaiklock
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report announcing Primero's entering into of a definitive agreement with Cerro.